EXHIBIT 4.12

SURFACE USE AGREEMENTWITH CONDITIONAL PURCHASE OPTION

This SURFACE ACCESS AND USE AGREEMENT (the “Agreement"), made and entered into as of this day 27th day of September, 2010 (“Effective Date"), by and between Julian Tomera Ranches, Inc., Stone House Division, a Nevada corporation ("Tomera"), and GOLD STANDARD VENTURES (US) INC., a Nevada Corporation (“GOLD STANDARD”).

RECITALS

A.           Tomera, to the best of its knowledge, is the owner of the entire and undivided fee interest in the surface estate of certain lands in Townships 31 North, Range 53 East, and Township 30 North, Range 53 East, M.D.M., Elko County, Nevada as listed in Exhibit A ("Surface Tracts"), attached hereto, and by this reference made a part hereof.

B.           GOLD STANDARD currently controls or owns certain rights in and to the mineral estate in and under portions of the Surface Tracts. GOLD STANDARD may from time to time acquire additional mineral rights in and under a portion, or portions of the Surface Tracts.

C.           Tomera and GOLD STANDARD now wish to enter into this agreement (i) to grant GOLD STANDARD a general right of ingress and egress over, upon, and across Surface Tracts, (ii) to grant GOLD STANDARD the right to use the Surface Tracts in conduct of its mineral exploration, development and mining operations thereon, {iii} to further grant to GOLD STANDARD the conditional option to purchase portions of the Surface Tracts, all as further provided hereunder, so long as this Agreement shall remain in effect and (iv) to set forth the compensation to be paid to Tomera in consideration for the rights granted to GOLD STANDARD hereunder.

D.           This Agreement is not intended to, and does not in any way alter, amend or supersede any prior existing surface agreements, easements, or other agreements, as may relate to the Surface Tracts. This agreement relates only to GOLD STANDARD's access to, and use of the Surface Tracts, and does not define, alter or otherwise affect mineral ownership or royalty interests within or related to the Surface Tracts.

E.           GOLD STANDARD shall pay all attorney fees associated with the changing and signing of this lease.

SECTION ONE
AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, Tomera and GOLD STANDARD hereby agree as follows:

1.1           Tomera owns the Surface Tracts, and warrants that, except for existing encumbrances of record, the Surface Tracts are not subject to any other agreement, encumbrance, adverse claim by third party, burden or restriction created by any act or instrument of Tomera that will affect in any material adverse manner the ability of Tomera to fully comply with the provisions of this Agreement.

1.2           The term of this Agreement shall begin with the date hereof and shall continue for TEN (10) years, and so long thereafter as GOLD STANDARD owns or controls other properties within a two mile radius of the Surface Tracts, unless sooner terminated as provided for herein.

1.3           As consideration for the continuance of this Agreement, GOLD STANDARD shall pay to Tomera an annual rental of FOUR DOLLARS AND FIFTY CENTS ($4.50) PER ACRE for each acre of land included in the Surface Tracts that are subject to this Agreement. At the Effective Date the parties estimate the number of acres that are subject to the Agreement to be approximately (1,790.00 acres). Annual rental shall be due on or before the annual anniversary of the Effective Date ("Anniversary Date"). Upon execution of the Agreement GOLD STANDARD shall make an initial payment to Tomera in the amount of EIGHT THOUSAND FIFTY FIVE DOLLARS ($8,055.00), which calculation is based on the estimated acreage at the Effective Date. If it is determined that acreage owned by Tomera is less than, or more than, the estimated acreage above, any overpayment or under payment shall be adjusted for in the payment due on the first Anniversary Date. GOLD STANDARD may from time to time, release portions of the Surface Tracts from this Agreement, and the next annual rental payment shall be adjusted accordingly.

1.4a.           All private roads located on property outside the Surface Tracts subject to this lease, owned by Lessor JULIAN TOMERA RANCHES, INC., STONEHOUSE DIVISION, which GOLD STANDARD shall desire to use to access the Surface Tracts, for transportation purposes only, whether the roads are determined to be located on property owned by Lessor, or on easements which Lessor shall control, shall be subject to the following provisions:  all users authorized by GOLD STANDARD, whether contractors, drillers, exploratory personnel, or employees of GOLD STANDARD shall be obligated to maintain the roadways in good condition, including blading and hauling in materials to fix washouts, sinks, dust pits, and other such road hazards, and shall apply such quantities of water or other substances (such as magnesium-chloride) to the surface of the road as shall be necessary to maintain the dust level to a reasonable standard.  Vehicles shall travel at a reasonable rate of speed in order to reduce the dust hazard from travel on the roadways.  GOLD STANDARD shall maintain all cattleguards, culverts and fences, and in the event of damage to any infrastructure, shall repair all such damage within FIFTEEN (15) days after the damage shall be reported to GOLD STANDARD.

b.           Specifically, with respect to the approximately 2 2 miles of private roadway through Webb Canyon, GOLD STANDARD is advised that the dust hangs in the canyon, and causes dust pneumonia in Lessor=s livestock grazing in that area.  GOLD STANDARD shall be required to repay to JULIAN TOMERA RANCHES, INC., STONEHOUSE DIVISION, the fair market value for each calf, yearling, and mature cow or bull that shall die because of dust pneumonia contracted while the animal was grazing in Webb Canyon.

c.           GOLD STANDARD shall pay to JULIAN TOMERA RANCHES, INC., STONEHOUSE DIVISION, an annual fee in the amount of FIVE THOUSAND DOLLARS ($5,000.00) for use those sections of the Webb Canyon roadway, owned and controlled by JULIAN TOMERA RANCHES, INC., STONEHOUSE DIVISION, and any other roadways owned or controlled by JULIAN TOMERA RANCHES, INC., STONEHOUSE DIVISION, and located outside the Surface Tracts.  In the event GOLD STANDARD shall desire to install infrastructure to the Surface Tracts, and shall desire to use the roadway areas, such as utilities, GOLD STANDARD shall be required to renegotiate the terms of this access provision.

SECTION TWO
PAYMENT

2.1       In addition to the annual payment provided under Section 1.3 above, GOLD STANDARD shall compensate Tomera for surface disturbance directly resulting from GOLD STANDARD's operations conducted on the Surface Tracts as follows:

a.           A one time payment of FIFTEEN HUNDRED ($1,500.00) dollars for each drill site, including its associated access, as may be constructed by GOLD STANDARD on the Surface Tracts. A drill site may be up to 400 feet by 400 feet in dimension, and access 20 feet in width. Multiple holes may be drilled from any drill site without further compensation. If a drill site is abandoned, the drill site shall be reclaimed and all drill holes properly plugged.

b.           For other surface disturbance that is directly attributable to GOLD STANDARD's activities, to the extent that the affected surface is taken out of productive ranching and grazing use, GOLD STANDARD shall compensate Tomera at the rate of $100.00 per acre, per year. GOLD STANDARD is further obligated to reclaim and to reseed all disturbed areas after appropriate contouring measures have been taken to prevent erosion. Such payments shall also be paid (as to the disturbed acreage) until vegetation is reasonably reestablished, not to exceed THREE (3) years after the aforesaid reseeding has been accomplished. These payments shall not apply to any acreage that becomes subject to purchase by GOLD STANDARD pursuant to Section 3 below.

SECTION THREE
USE AND PURCHASE

3.1       Subject to following, Tomera agrees to make available for GOLD STANDARD use and purchase:

a.           Subject to available capacity and water rights, and within Tomera's discretion, Tomera will make water available for GOLD STANDARD's use for exploration drilling. If such capacity is available and if (i) GOLD STANDARD elects to purchase water from Tomera and (ii) Tomera elects to make such water available, GOLD STANDARD shall pay Tomera at the rate of FIVE CENTS ($0.05) per gallon so purchased. Tomera shall cooperate with GOLD STANDARD in obtaining any necessary permits, waivers, or authorizations, as may be required by the Nevada State Engineer's Office to properly permit GOLD STANDARD's use of water supplied by Tomera. GOLD STANDARD shall be responsible for the cost of obtaining any necessary permits.

b.           For common variety construction materials as GOLD STANDARD may elect to purchase from Tomera, GOLD STANDARD shall pay Tomera at the rate of TWO AND A HALF ($2.50) dollars per ton of shale or rock, sand and gravel aggregate; and ONE ($1.00) dollar per ton for other surface non-mineral materials, such as soil, clay or other fill materials, used anytime in its operations. These payments shall not apply to materials obtained from acreage purchased by GOLD STANDARD.

SECTION FOUR
SURFACE TRACTS

4.1            Prior to commencement of any development and mining operations, GOLD STANDARD shall be obligated to purchase from Tomera, and Tomera agrees to sell to GOLD STANDARD, so much of the Surface Tracts identified by a Mine Plan of Operations submitted to the appropriate regulatory agency, as is reasonably expected to be affected by GOLD STANDARD's development and mining operations. In connection with purchase of lands to be affected by development and mining operations, GOLD STANDARD shall have the right to use easements in which Tomera has rights and shall be granted easements by Tomera for a reasonable fee which are necessary for GOLD STANDARD to cross any Surface Tracts not otherwise affected by development or mining operations to access or provide utility service to the purchased lands. Surface Tracts or portions thereof required only for access and utility easements shall not be subject to purchase under this Section. GOLD STANDARD shall give Tomera written notice of the purchase and the portion of the Surface Tracts to be purchased shall be described to the nearest land parcel or legal subdivision as reasonably practicable. The purchase price shall be TWO THOUSAND ($2, OOO.OO) dollars per acre for each acre to be purchased.

4.2           The parties shall select a mutually acceptable escrow agent to close the purchase and sale transaction. Closing shall occur within NINETY (90) days after the notice given by GOLD STANDARD to Tomera, subject to any extension necessitated in order to obtain a title insurance policy, or any regulatory approvals. As conditions precedent to closing: (i) a commitment to insure title shall execute and deliver a good and sufficient Grant, Bargain, and Sale Deed conveying the purchased portion of the Surface Tracts to GOLD STANDARD. Concurrent with closing of the purchase and sale, the purchased lands shall no longer be subject to any payments under Sections 1 and 2 above.

4.3           Upon cessation of mining operations, regulatory agency approval of reclamation, closure, and final bond release, or at such other time as GOLD STANDARD may determine that some or all of the purchased Surface Tracts are no longer required for its mining operations, GOLD STANDARD shall offer to reconvey such portion(s) of the purchased Surface Tracts to Tomera, or its successors and assigns, at no cost to Tomera. Tomera shall have the right, but not the obligation, to accept reconveyance. Any reconveyance shall be made in its “AS-IS” condition, without any warranties of any nature whatsoever with respect to the quality or condition of the reconveyed land or its fitness for a particular purpose. However, GOLD STANDARD shall retain all liability for environmental conditions created by GOLD STANDARD on such Surface Tracts.

If Tomera owns a lesser interest in the Surface Tracts than the entire surface estate, then any payment made as herein provided as to any such land affected by such lesser interest shall be proportionately reduced.

4.4           All use and occupancy of the Surface Tracts shall be at the sole risk of GOLD STANDARD. GOLD STANDARD covenants and agrees to indemnify and save harmless Tomera, its officers, directors, employees, shareholders and affiliates, from and against any and all losses, costs, damages, expenses, liability, claims, awards, demands, causes of action, and judgments for injury to, or death of, persons, and damage to or loss or destruction of, property caused by or resulting from the use or occupancy of the Surface Tracts, the route of the access roads, or the operations hereunder of GOLD STANDARD, its employees and agents.

4.5           GOLD STANDARD shall not allow the Surface Tracts to become subject to any mechanics of mining liens or other third party claims by reason of its activities hereunder, and GOLD STANDARD agrees to indemnify and save Tomera harmless from any liability or loss arising out of the same, including attorney's fees.

4.6           Surface Tracts may be released from or added to this Agreement as follows:
By giving written notice to Tomera, GOLD STANDARD may, at any time, release portions of the Surface Tracts from the provisions of this Agreement and release to Tomera all rights granted to GOLD STANDARD in such portions of the Surface Tracts so released. In the event of a partial release, then the annual rental payment due on the next Anniversary Date shall be calculated based on the number of acres remaining subject to the Agreement on that Anniversary Date. In the case of a partial release, this Agreement shall continue in full force and effect as to any portion or portions of the Surface Tracts no so released. GOLD STANDARD may terminate this Agreement in its entirety at any time in accordance with Section 9 below. GOLD STANDARD shall quitclaim to Tomera, within 60 days after notice of termination, all such Surface Tracts as to which this Agreement is so terminated.

SECTION FIVE
WATER

5.1           GOLD STANDARD shall notify Tomera if it encounters appreciable amounts of water in any of its exploration drill holes.  If GOLD STANDARD does not require or intend to develop and use such water for its operations, and intends to abandon such hole(s), GOLD STANDARD shall advise Tomera, and Tomera shall have the right to case the hole as a well and make application for appropriation of the water, at Tomera's expense, and Tomera shall thereafter, in all respects, be responsible for the well.

5.2           In conducting its drilling activities hereunder, GOLD STANDARD shall comply with all requirements of Nevada Revised Statutes regarding completion, plugging, and abandonment of drill holes. GOLD STANDARD shall cooperate with Tomera to undertake reasonable and necessary measures to minimize, as reasonably practicable, any potential effects of its exploration activities on Tomera's water supply(s), including proper hydrological supervision of drill operations.

SECTION SIX
OPERATIONS

6.1           GOLD STANDARD shall conduct all operations in a professional and workmanlike manner, in accordance with industry standards, and comply with all applicable regulatory requirements. GOLD STANDARD shall conduct its operations as to minimize impact on Tomera's ranching operations to the extent reasonably practicable, and shall consult with Tomera before constructing access roads or drill sites, or performing other activities that would result in appreciable surface disturbance, or that would take surface lands out of productive use for purposes of Tomera's ranching operations. GOLD STANDARD shall take all reasonable precautions, in consultation with Tomera, to minimize potential for livestock loss, or any damage to Tomera's other personal or real property, including without limitation using due care to close all gate or to install cattle guards if heavy traffic persists, through which GOLD STANDARD passes. GOLD STANDARD shall repair, replace or otherwise remedy all damages to any Tomera personal or real property caused by GOLD STANDARD's exploration operations conducted hereunder on the Surface Tracts. In the event that GOLD STANDARD fails to adequately repair, replace or remedy any such damage, it shall pay Tomera reasonable compensation for such damage. GOLD STANDARD shall cooperate with all reasonable security measures of Tomera, including the closing and locking of gates, and shall exercise its best efforts in the prompt reporting to Tomera of any observed damage to fences and other improvements. GOLD STANDARD shall reclaim any disturbed areas not required for continued operations, as soon as reasonable practicable in accordance with industry standards, regulatory requirements, and in consultation with Tomera, as to Tomera's desire to keep any of the constructed access open, and as to the type of seed mixture, and manner of seeding.

SECTION SEVEN
LICENSE

7.1           Subject to the terms and conditions of this Agreement, and during the term of this Agreement, Tomera grants to GOLD STANDARD a nonexclusive license to use, in common with Tomera and any other licensee authorized by Tomera, the existing roads within the Surface Tracts.

SECTION EIGHT
FORCE MAJEURE

8.1           The term of this Agreement shall be extended by the duration of any event of force majeure, and the obligations of GOLD STANDARD under this Agreement, other than the payment of money, shall be suspended and GOLD STANDARD shall not be deemed in default or liable for damages or other remedies while GOLD STANDARD is prevented from complying therewith by force of majeure. For purposes of this Agreement, force majeure shall include, but not be limited to, acts of God, the elements, riots, acts or failure to act on the part of federal or state agencies or courts, inability to obtain necessary permits, inability to secure materials or to obtain access to the Surface Tracts, strikes, lockouts, damage to, destruction or unavoidable shutdown of necessary facilities, or any other matters (whether or not similar to those above mentioned) beyond GOLD STANDARD's reasonable control, provided, however, that settlement of strikes or lockouts shall be entirely within the discretion of GOLD STANDARD; and provided, further, that GOLD STANDARD shall promptly notify Tomera thereof and shall exercise diligence in an effort to remove or overcome the cause of such event of force majeure. The obligation to make any and all payments required by this Agreement shall continue in full force, and shall not be suspended by any event of force majeure.

SECTION NINE
TERMINATION

9.1           GOLD STANDARD may terminate this Agreement at any time upon 30 days written notice to Tomera to that effect. Upon such notice given, this Agreement shall terminate without any further force or effect, except for those rights and obligations that survive termination, as expressly provided for herein, including without limitation the obligation to reclaim disturbed areas in accordance with applicable laws and regulations, and all obligations with respect to environmental conditions cause by GOLD STANDARD's operations on the Surface Tracts.

SECTION TEN
DEFAULT

10.1           If GOLD STANDARD defaults in any of its obligations hereunder, Tomera may give GOLD STANDARD written notice thereof and specify the default or defaults relied on. If GOLD STANDARD has not cured such default within 30 days, Tomera may terminate this Agreement by written notice to GOLD STANDARD; provided that if GOLD STANDARD shall dispute that any default has occurred, the matter shall be determined by litigation in a court of competent jurisdiction, and if the court shall find GOLD STANDARD in default hereunder, GOLD STANDARD shall have 30 days from receipt of notice of such award to cure such default, and if so cured, Tomera shall have no right to terminate this Agreement by reason of such default. Provided, however, that nothing in this Agreement shall be construed to prevent Tomera from exercising any rights or remedies at law or in equity for the breach of this Agreement, including without limitation specific performance, injunction or damages. The prevailing party in any lawsuit shall recover from the other party costs of the suit and reasonable attorney's fees incurred.

10.2           Upon termination of this Agreement, whether by expiration of the term hereof, or by act of either party, GOLD STANDARD shall have a period of 180 days from and after the effective date of termination in which to remove from the Surface Tracts all of its machinery, facilities, equipment, and other property of every nature and description erected or situated thereon and to substantially complete reclamation. If GOLD STANDARD fails to remove any of its machinery, facilities, equipment, or other property of every nature and description within the allotted time, then any machinery, facilities, equipment, or other property shall belong to Tomera, unless a prior agreement has been made by the parties in writing to alter the effect of this Section 10. GOLD STANDARD shall restore and reclaim any surface disturbed hereunder in compliance with all applicable permits and permit requirements issued to GOLD STANDARD by governmental agencies. GOLD STANDARD shall be granted such access as is necessary and for so long as is necessary to inspect, maintain, repair, reseed or otherwise wholly complete reclamation sufficient to obtain closure of its permits and release of any reclamation bond posted with any governmental agency.

SECTION ELEVEN
NOTICES

11.1           All notices hereunder shall be in writing and may be delivered by certified mail, and such mailing thereof shall be deemed the act of giving of notice. Such mailed notices and any payments hereunder shall be addressed to Tomera as follows:

JULIAN TOMERA RANCHES, INC., STONE HOUSE DIVISION
HC 65, Box 11
Carlin, NV 89822

And to GOLD STANDARD, in duplicate, as follows:
GOLD STANDARD VENTURES (US) INC.
P. O. Box 1897
Elko, NV 89803

SECTION TWELVE
ASSIGNMENT

12.1.           This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns.

a.           GOVERNING LAW.  This Agreement shall be governed by the laws of the State of Nevada.

b.           U.S. DOLLARS.  All currency is in US dollars.

c.           RECORDING.  Neither party shall record this Agreement. Upon request, Tomera will execute a short form of this Agreement for purposes of recording.

d.           ENTIRE AGREEMENT.  This Agreement constitutes the entire agreement between the parties relative to the subject matter hereof, and there is no other express or implied understanding, oral or written, relating to the subject matter of this Agreement.

IN WITNESS WHEREOF, the above parties have caused this Agreement to be properly executed] all as of the day and year first above written.

JULIAN TOMERA RANCHES, INC. STONE HOUSE DIVISION

By:	/s/ Thomas J. Tomera
THOMAS J. TOMERA, President

GOLD STANDARD VENTURES (US) INC.

By:	/s/ David C. Matthewson
DAVID C. MATTHEWSON

EXHIBIT A – Surface Rights

Julian Tomera Ranches

Township 31 North, Range 53 East	Elko County, Nevada

Section 15:  All, containing 640 surface acres

Section 22:  NE¼, containing 160 surface acres

Township 30 North, Range 53 East	Elko County, Nevada

Section 9:  SW¼, containing 160 surface acres;

Section 9:  W½SE¼, containing 80 surface acres;

Section 9:  That part of the NE¼ lying westerly of BLM allotment fence "ridge line", containing 110 surface acres, more or less

Section 17:All, containing 640 surface acres

Total Surface Acres:  1,790.00 acres